[AIR METHODS CORPORATION LETTERHEAD]


February 10, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Air Methods Corporation Registration Statement on Form S-8 (File No. 333-128957) filed on October 12, 2005

Ladies and Gentlemen:

     Air Methods Corporation, a Delaware corporation (the "Company"), respectfully requests that the Company's Registration Statement on Form S-8, File No. 333-128957, filed on October 12, 2005 (the "Registration Statement") be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act").

     The Company filed the Registration Statement for purposes of registering 1,000,000 shares of its common stock issuable under the Company's 2005 Equity Incentive Plan (the "Plan"). The Company is seeking to withdraw the Registration Statement because the Plan has not become effective as the stockholders did not approve the Plan at the Company's 2005 annual meeting of stockholders. No shares have been issued under the Plan. The Company's Board of Directors believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

     The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

     Please direct any questions regarding this matter to Lester R. Woodward or Kristin L. Lentz of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7392 or (303) 892-7334, respectively.


                                   Sincerely,

                                   /s/ Aaron D. Todd

                                   Aaron D. Todd
                                   Chief Executive Officer